Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4 filed by Comcast Corporation: 333-194698

The following is a transcipt of a call with investors:

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
CMCSA - Comcast and Charter Reach Conference call to discuss Agreement on Divestitures

EVENT DATE/TIME: APRIL 28, 2014 / 12:00PM GMT

CORPORATE PARTICIPANTS

 Stefan Anninger Charter Communications Inc - VP of IR

 Brian Roberts Comcast - Chairman & CEO

 Tom Rutledge Charter Communications Inc - President & CEO

 Chris Winfrey Charter Communications Inc - EVP & CFO

 Michael Angelakis Comcast - Vice Chairman & CFO

 Neil Smit Comcast - President & CEO, Comcast Cable

CONFERENCE CALL PARTICIPANTS

 Ben Swinburne Morgan Stanley - Analyst

 John Hodulik UBS - Analyst

 Nick Del Deo MoffettNathanson LLC - Analyst

 Douglas Mitchelson Deutsche Bank - Analyst

 Philip Cusick JPMorgan - Analyst

 PRESENTATION

Operator

Good morning, ladies and gentlemen, and welcome to a joint conference call with Charter and Comcast to discuss today's announced transactions.

(Operator Instructions)

I would now like to turn the call over to Stefan Anninger of Charter Communications. Please go ahead.

Stefan Anninger - Charter Communications Inc - VP of IR

Thanks, operator, and welcome everyone. The presentation that accompanies this call can be found at Charter.com under the Financial Information section of the Investor and News Center; or at CMCSA.com or CMCSK.com. Before we proceed, I would like to remind you that there are a number of risk factors and other cautionary statements contained in Charter's and Comcast' s SEC filings; including the most recent forms 10K and 10Q for each Company. And in Comcast' s form S4 registration statement for the Time Warner transaction. We will not review those risk factors and other cautionary statements on this call, however, we encourage you to read them carefully.

Various remarks that we make on this call concerning expectations, predictions, plans and prospects constitutes forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ from historical or anticipated results. Any forward-looking statements reflect management's current view only, and neither Charter nor Comcast undertake any obligation to revise or update such statements, or to make additional forward-looking statements in the future.

Joining us on today's call are Brian Roberts, Tom Rutledge, Chris Winfrey, Michael Angelakis, Neil Smith, and David Cowan. With that, I'll turn the call over to Brian Roberts.

 Brian Roberts - Comcast - Chairman & CEO

Thank you, and good morning. We are pleased to announce that we have agreed to a set of transactions that are tax efficient and are mutually beneficial for Comcast, Charter, and Time Warner Cable; and value enhancing, we believe, to the Comcast shareholders. These transactions represent the effectuation of our willingness to divest customers in our merger with Time Warner Cable.

The three-part transaction we are here to detail today is conditioned on the completion of Comcast' s merger with Time Warner Cable, and will result in a net reduction of approximately 3.9 million subscribers for the combined Comcast/Time Warner entity.

The divestiture reflects Comcast' s announced preparedness to reduce our post-merger total number of managed subscribers to below 30% of the total MPV subscribers in the United States, which is essentially equivalent to Comcast Cable's share after our completion of, both the 2002 AT&T Broadband transaction, and the 2006 Adelphia transaction. This transaction today gives federal, state, and local regulatory bodies early identification of our divestiture process, which we believe should be helpful in our efforts to gain approval for our merger with Time Warner Cable.

In terms of our agreement with Charter there are three transactions, all of which are subject to completion of the Comcast/Time Warner Cable merger. These three include; first, an asset sale of systems serving approximately 1.4 million existing Time Warner Cable customers directly to Charter.

Two, an asset transfer of roughly 1.6 million existing Time Warner Cable and Charter subscribers, providing both Comcast and Charter an opportunity to realign our footprints, to enhance operation efficiencies, and ultimately enhance the customer experience. As the business moves more to a communications suite of products for both residences and businesses, having these larger, regional footprints is helpful and makes the products more competitive, and opens up new markets.

And finally third, Comcast will form and then spin off to its shareholders, and new independent, publicly-traded company that will operate systems serving 2.5 million existing Comcast subscribers of which the Comcast shareholders will own 67%, and Charter shareholders will own approximately 33%. So, on balance we believe this gives our collective shareholders a very efficient and beneficial resolution of our willingness to divest and a footprint realignment that should deliver significant operating efficiencies.

Let me now turn it over to Tom Rutledge to give more detail.

 Tom Rutledge - Charter Communications Inc - President & CEO

Today's announcement represents a very good outcome for Charter, providing us with greater scale and an enhanced operating footprint. Upon closing, Charter will own systems within an estimated 5.7 million video customers, and as a result, Charter will become the second largest cable operator in the country.

We will have a management services agreement with SpinCo. Taking this agreement together with the acquired systems, Charter will own or manage approximately 8.2 million video customers providing scale and operating efficiencies for both Charter and SpinCo. Between Charter and our equity ownership in SpinCo, we will be the largest cable operator in 10 states. As a result of these transactions we will exit areas where we have good growing systems, but less of an ability to advertise and operate efficiently; including systems with partial DMA coverages in California, New England, northern Georgia, Texas, North Carolina, Oregon, Washington, Virginia and parts of Tennessee.

And we will exchange for, or directly acquire, former Time Warner Cable systems in Ohio, Wisconsin, Kentucky, and some smaller pieces of Indiana and Alabama, all of which creates a highly efficient footprint for us in the Midwest and Southeast, communities that we find attractive and where we think we can compete very well by delivering a highly valuable product set to customers and providing local service transactions effectively. And a more efficient capability in the local advertising market, both purchased and sold.

When you look at SpinCo, we will own 33% of a highly clustered MSO, with systems coming from Comcast in Michigan, Minnesota, Indiana, Alabama, east Tennessee, and parts of Kentucky and Wisconsin. Most of this footprint is contiguous to Charter's footprint today and the TWC systems Charter will acquire. Our goal will be to create value for both SpinCo and Charter by our Board participation and a shared services agreement, which will include areas such as, procurement, customer care, field operations, billing and network operations.

We will also provide those services that SpinCo wants on a cost-only basis. And SpinCo could do the same for Charter where it has a larger operating presence. Which means that we create operating leverage neither company would otherwise have.

The map on slide 10 speaks for itself, but today's transactions are intended to bring significant benefits to our shareholders. The outcome is transformational for Charter, reflects a fair deal price just over 7.1 times EBITDA, and we believe these transactions are accretive for Charter shareholders.

From an industry perspective, today's announcement will create more efficient services across the United States that can better compete with opportunities for further technology and product development and quality service functions. We plan to be a supportive player in the industry to help foster its continued development. Our agreement supports the proposed Comcast/ Time Warner transaction, and we think it's a good outcome for the industry at large and shareholders generally.

In the meantime, we have a lot of hard work ahead of us. We look forward to working with Comcast and Time Warner Cable to ensure a smooth transition for our collective customers and employees and believe the transactions we are announcing today are positive from a consumer and regulatory standpoint, and will work with local and state and federal regulatory authorities so that we can get the necessary approvals. I'm confident, not only in the value these transactions create for the industry but that we can execute them well together.

Now, I'll turn it over to Chris Winfrey to provide some additional details on the structure of the transactions.

 Chris Winfrey - Charter Communications Inc - EVP & CFO

Thanks.

As Brian and Tom mentioned, we have essentially entered into three transactions, all set to occur together, and shortly after the Comcast/ Time Warner CAble closing. The transactions will result in 3.9 video customer divestitures from Comcast, and 1.6 million of system transfers. The key tenets of the binding agreement are we have a clear delineation of what markets are being transferred, and what constitutes the asset and liability categories.

We have a clear formula for the valuing the transfer of assets, all at a 7.125 times multiple of fully allocated EBITDA, as defined in the agreement, which has been posted by 8K today. What we do not have as of yet is carved out financial statements for the actual EBITDA, which is relevant for the actual purchase price and Pro Forma EBITDA, which is relevant for financing, SpinCo, in particular.

The assumptions we have used to outline the transaction value and Charter sources and uses based on current estimates are provided on slide 13. The three transactions are actually fairly simple when you pull them apart. First, the tax cushion lifetime's exchange of roughly 1.6 million Charter and current TWC customers in the market's time outline, designed to improve operating effectiveness.

Second, asset purchases of Charter 1.4 million video customers and TWC systems with high basis. Charter will pay the 7.125 times carve out EBITDA multiple which we estimate to be $7.3 billion.

Charter will fund the acquisition from new debt issuance and we expect to be at or below 5 times leverage at closing. Comcast is responsible for its taxable gain and Charter will pay for the value step-up in tax basis over time as the benefit occurs. After eight years, we'll pay Comcast a remaining present value of the step-up benefits.

Moving on to SpinCo, which has a few more steps. Charter shareholders will become shareholders of New Charter, an existing wholly-owned subsidiary. Simple internal reorganization without tax effect, and no real change for Charter shareholders. Comcast will contribute systems with approximately 2.5 million current Comcast customers into SpinCo, forming a tightly organized footprint located in Michigan, Minnesota, Indiana, and Alabama, with pieces of Tennessee, Kentucky, and Wisconsin, much of which is adjacent or contiguous with Charter.

At the 7.125 times transaction multiple of carved out EBITDA, we estimate SpinCo enterprise value of $14.3 billion. SpinCo intends to raise approximately five times debt in Pro Forma EBITDA, or $8.5 billion, leaving $5.8 billion of equity value. SpinCo shares will then be distributed tax-free to Comcast shareholders, which includes TWC shareholders after the merger.

SpinCo will merge with the new subsidiary of New Charter and New Charter will issue new shares to acquire its 33% interest in SpinCo. That issuance equates to about $2.1 billion Charter stock. At Friday's closing price this equates to an issuance of approximately 13% of Charter's outstanding shares; however, the number of shares that will be based on the average price of Charter stock leading up to closing.

SpinCo then will be an independent, publicly-traded company. Charter will designate three board members at SpinCo, including Tom Rutledge's as non executive chairman, and Comcast will nominate six independents. Charter has agreed not to purchase any shares of SpinCo for at least two years, as well as customary standstills, governance and shareholder measures thereafter.

SpinCo will have its own executive team, in the first instance to be appointed by Charter after consultation with Comcast. And SpinCo management will report to its Board. Charter will provide operating services to SpinCo to the extent it wants them at cost with no additional mark-up, and SpinCo can offer the same to Charter, particularly in the markets where SpinCo has a larger presence. This include areas such as field operations, customer care, network operations, and marketing services, as Tom mentioned.

SpinCo will also benefit from procurement processes and technology at Charter. The goal is for SpinCo to benefit from synergies that it would not otherwise have on a stand-alone basis, providing real value to SpinCo shareholders.

SpinCo will also pay Charter a management fee of 4.25% of revenue, which we think is fair value for the management services agreement. We think SpinCo is a good investment opportunity for Charter, and both companies can benefit from the services agreement in Charter ownership.

If we take a step back to take a look at today's announcement from Charter's perspective, this is a transformational transaction designed to enhance the operating potential for Charter systems today, the acquired TWC systems, and SpinCo systems consisting of Comcast customers. We intend to apply a proven operating model to drive market-share growth in this predominantly Midwest and Southeast footprint, and by doing so continue to naturally deleverage through EBITDA growth and cash flow.

We believe the transaction multiples to be paid are fair and attractive given the benefits we see over time. Transactions are designed to be tax efficient and we expect they will accelerate the use and present value of Charter center wells. Most importantly, we expect these transactions to be accretive when compared to Charter's plan on a standalone basis.

With that, I'll hand it over to Michael Angelakis of Comcast.

Michael Angelakis - Comcast - Vice Chairman & CFO

Thank you, Chris.

It's a pleasure to join you and Tom today, and let me begin my remarks on slide 15. Today's announcement marks important progress in a critical step in our merger with Time Warner Cable. Over the past few months, we have methodically evaluated our strategic asset base in a variety of potential transaction structures, and believe the transactions we are announcing today are the optimal outcome as they are financially attractive to our shareholders, are tax efficient, and are strategically compelling as we substantially improve our presence in economies of scale in some of our key markets.

These agreements also deliver on our statement to reduce our post merger total number of managed residential subscribers to below 30% of total MVPD market. They also provide internal and external clarity, by identifying to regulators our divestiture plans as early as possible, and allow us to operationally plan our business integration with a more defined approach.

Importantly, these agreements enhance the compelling strategic and financial rationale of the Comcast/Time Warner Cable merger. We remain confident that even with these divestitures we can target approximately $1.5 billion in operating costs synergies. As we mentioned previously, we are confident in our expense targets and are very excited about the potential revenue opportunities, which, as you know, were not part of our original financial analysis.

Relative to alternative structures we evaluated, we believe today's agreements represent the optimal outcome for our shareholders. One of the many benefits of these integrated transactions, as opposed to a straight sale, are the substantial tax efficiencies and cash savings this structure creates.

The spin-off will be tax-efficient to our share holders, and as mentioned by Chris, we jointly believe that SpinCo can ultimately support approximately five times leverage. All Comcast share holders, including the former Time Warner Cable shareholders, will receive a single class of the voting common stock in a new publicly-traded company representing approximately 67% equity ownership, with Charter funding the remaining 33% with its own common equity.

Therefore, once the transaction is complete, we expect that Comcast shareholders will own 67% of the newly publicly traded entity, as well as approximately 13% in the New Charter. In addition to these equity ownerships, the transaction also allows for an approximately $9 billion debt reduction of Comcast balance sheet through a debt-for-debt exchange with existing Comcast bondholders.

The second part of the transaction is our divestiture of systems representing 1.4 million customers to Charter. This transaction will deliver cash proceeds. Here, we have included the Time Warner Cable systems that have the highest tax basis in order to maximize the tax efficiency of the sale.

Finally, we are transferring approximately 1.6 million former Time Warner Cable customers to Charter, and in return Charter will be transferring a comparable amount of customers to us which with the intention of realigning our footprint in order to improve operating efficiencies and technology deployments. Operating cash flow parity for each Company's transferred EBITDA will govern our transfer, and we expect our scale and programming benefits to subsequently improve this EBITDA going forward. In addition, the transfer of these assets meaningfully improves our geographic alignment in key markets, including greater New York, greater Boston, Dallas, Northern California, Southern California, greater Atlanta, North Carolina, and Tennessee.

Please turn to slide 16. All three transactions will use an initial valuation of 7.125 multiple of our Comcast Cable operating cash flow, and we believe that these transactions, in aggregate, will return approximately $20 billion in value to Comcast shareholders, including approximately $5 billion in cash, approximately $9 billion in debt reduction, and as I mentioned, equity stakes in a newly, publicly-traded cable company and equity ownership in New Charter.

As we mentioned during our earnings call, we are committed to making this a leverage-neutral transaction. Meaning that any deleveraging that occurs through these transactions will be repurposed for our return of capital strategy and will be independent of our current $3 billion 2014 repurchase plan and additional $2.5 billion repurchase acceleration we mentioned implementing after the Time Warner Cable share holder vote.

On a Pro Forma basis for Comcast, and subsequent to both our merger with Time Warner Cable and the transaction with Charter, we will have less than $30 million residential managed subscribers and as shown as an illustrative example, we will generate just over $28 billion in 2014 operating cash flow, based on current consensus forecasts and a Pro Rata reduction for today's transactions.

Please turn to slide 17. Let me end on the regulatory process. We believe it is important and beneficial in our regulatory review process to bring certainty to our intentions on divestitures early in this process. In terms of logistics, these transactions will require their own HSR fillings. We continue to pursue the pending applications for our merger with Time Warner Cable and will file supplemental, public interest statements at the SEC for these divestiture transactions.

We'll also file new local franchise authority and state PUC documents in multiple jurisdictions; however we'll aim to make all these additional supplemental filings in approximately 30 days. Finally, we will request that all transactions are reviewed on an integrated basis and remain hopeful that the review will be completed by the end of this year.

To conclude, we believe these transactions provide our shareholders, which are financially attractive and beneficial resolution, of our divestiture commitments related to our Time Warner Cable transaction. As well as an important opportunity to realign our footprint in a way that delivers significant operating and scale benefits.

Thank you very much, and let me turn the call over for Q&A.

QUESTION AND ANSWER

Operator

(Operator Instructions)

Our first question comes from Ben Swinburne from Morgan Stanley. Your line is open.

Ben Swinburne - Morgan Stanley - Analyst

Thank you, good morning. One for Tom and one for Michael. Tom, when you look at these transactions, I think a little over half your subscribers pro forma are going to be new subscribers to Charter -- Time Warner Cable subscribers. Can you compare the sort of subscriber opportunity and growth opportunity ahead of the company to what it is today?

Obviously we have all been looking at the EBITDA for homes past and the ability to drive penetration. When you look at the new footprint which is quite a bit different, how do you compare that to the old one?

And I'll just ask my follow-up now. Michael, with $3 billion EBITDA coming out and then $9 billion or so debt going down, there looks like there's some additional capacity on top of the $5 billion of [proceeds]. I just want to make sure I got the math right on your 2.2 times leverage neutral bullet point.

Tom Rutledge - Charter Communications Inc - President & CEO

Ben, from a comparative point of view, the new footprint will be easier to operate and allow us to provide better, high-quality services at the local level, which will translate into better customer satisfaction and, I think, faster growth. And that really comes from the operating efficiencies the new footprint allows, as well as the ability to more easily market to our customer base.

In terms of passings from a demographic perspective, I think, as I've said previously, when you get to a certain scale, over 1 million customers, the demographics tend to be average and I think they're similar. So, I think the passings are the same from who are the people living in them perspective, but the way they're structured and organized allows us to be a better cable operator. Penetration will be slightly higher, but the upside of the business, I think, is still there in terms of the ability to grow penetration. They're significantly underpenetrated, in my view as is the industry in my view, so we have a big runway in front of us.

 Michael Angelakis - Comcast - Vice Chairman & CFO

I'll take the next question. So, Ben, your math is directionally correct, and I think the key principle we have talked about is maintaining that we are leverage neutral, so there will be some to's and fro's in terms of exactly how much debt gets reduced and what the EBITDA is of some of the carve outs and so forth but directionally, your math is accurate.

Ben Swinburne - Morgan Stanley - Analyst

Got it, thanks a lot.

Operator

Our next question comes from John Hodulik from UBS. Your line is open.

 John Hodulik - UBS - Analyst

A couple questions for Tom and Michael. Just maybe getting down in the weeds, but in terms of the new Charter footprint, do you have a sense, at this point, of what the FiOS overlap or U-verse overlap, and during the discussions, did you include any negotiation about adoption of the X 1 platform? And then, I guess, maybe for Chris, can you give us a sense of the magnitude and maybe the timing of the tax payments to Comcast?

Tom Rutledge - Charter Communications Inc - President & CEO

John, as you know, Charter has very little FiOS overlap today. It's currently less -- it is currently less than 4%. I believe it's slightly less in the new configuration, although I'm not 100% sure yet. There may be small pieces where there is some FiOS but I don't know about -- in terms of -- what was the other part of your question?

(multiple voices) As far as the X 1 platform, we have had preliminary discussions with Comcast about that and have a similar view with regard to cloud-based user interfaces and if we can find a way to efficiently work together on that, we would be interested in doing so.

Neil Smit - Comcast - President & CEO, Comcast Cable

This is Neil. We will also be providing management services and service agreement for the customers we currently have on X 1 in those markets.

Stefan Anninger - Charter Communications Inc - VP of IR

John, did you have another question?

John Hodulik - UBS - Analyst

Yes, the magnitude and timing of the tax payments that Charter would make to Comcast as they realize the tax benefits of the transaction. I am trying to get a sense of how large payments we're talking about there.

Chris Winfrey - Charter Communications Inc - EVP & CFO

The only way to get to your answer accurately, John, is to actually give you our business plan, but we can't totally do that. I think you can rely on what we have said publicly, which is that Charter doesn't expect to be a cash income taxpayer until after 2018, which means that the step up of the benefits that are being provided here, they're valuable and they'll be paid out over time as they occur and will probably start after 2018 as a result.

John Hodulik - UBS - Analyst

Okay. Great.

Chris Winfrey - Charter Communications Inc - EVP & CFO

There's an opportunity here, at the same time, because we are bringing in additional assets that will have taxable income and we have large tax assets today that could be slightly accelerated, which would mean that we are using our NOLs faster, which means that the present value is increased, which means we can get the cash value of the tax benefit to Comcast sooner as a result.

John Hodulik - UBS - Analyst

Thanks.

Operator

And our next question comes from Craig Moffett from MoffettNathanson. Your line is open.

Nick Del Deo - MoffettNathanson LLC - Analyst

Well, hi, this is Nick Del Deo on for Craig. I had a question regarding the SpinCo. You see any risk that the IRS would view this as a constructive sale given the ownership interest that Charter will have, the management fee, the [build] composition, and the services agreement?

Brian Roberts - Comcast - Chairman & CEO

You should assume we should have been careful in crafting this and we think this will be very tax efficient for our shareholders.

Nick Del Deo - MoffettNathanson LLC - Analyst

If I could for Tom -- you know, it may be a bit early but how would you describe your appetite and capacity for additional (technical difficulty] having announced this deal today?

Tom Rutledge - Charter Communications Inc - President & CEO

Well, we're here to talk about this deal and that's really all we're going to talk about today.

Nick Del Deo - MoffettNathanson LLC - Analyst

Okay, thank you.

Operator

Our next question comes from Doug Mitchelson from Deutsche Bank. Your line is open.

Douglas Mitchelson - Deutsche Bank - Analyst

Thanks so much. Good morning. So do I have this right -- there were no system swaps between Comcast and Charter and if why not? Why was that not contemplated as part of the deal?

And secondly, you both have regions that are sort of not fully scaled and regions that are fully scaled. What's the differential in margins you would expect between a scaled region and a partial region, you know, given that you're swapping 1.6 millions subs? Thanks.

Michael Angelakis - Comcast - Vice Chairman & CFO

I'll take the SpinCo in terms of why there weren't swaps between Comcast and Charter. Comcast felt, we felt, that it was more appropriate to utilize the spin structure for a system that would ultimately be divested, and with regards to the swap it was more efficient to utilize Time Warner Cable systems with regard to the transfer. Tom, you want to take margin?

Tom Rutledge - Charter Communications Inc - President & CEO

Yes. Well, look, we don't generally talk about margins, and I constantly say that we try not to manage to margins. We're trying to manage to the returns on the capital investments that we make.

But as a general notion, we think this is an increase in the efficiency of the business and all other things being equal, a well-operated, efficient business will have a higher margin than the non well organized business. Given the general track of the industry, this will be an improvement to our ability to perform.

Douglas Mitchelson - Deutsche Bank - Analyst

Maybe I could ask it this way for either side, again -- as you merge North Carolina, Wisconsin, others, what do you see as a specific cost savings? Are there [head ends] to shut down or it purely overhead? Is it marketing?

Neil Smit - Comcast - President & CEO, Comcast Cable

This is Neil. I think, generally speaking, the efficiency we received would be in the area of marketing, network operations, supply chain, advertising, so those would be some of the categories. We're consolidating DMA, or getting the realignment geographically would help improve the performance of the business.

Douglas Mitchelson - Deutsche Bank - Analyst

Thanks so much.

Operator

Our next question comes from Phil Cusick from JPMorgan. Your line is open.

Philip Cusick - JPMorgan - Analyst

Hi, guys, thanks. The $1 billion EBITDA in the sale markets, is that sort of -- $1 billion is a pro forma expected EBITDA or is that the EBITDA being spun off from Comcast?

And then second on the programming side, what type of programming level should SpinCo maintain? Is that a TWC/Comcast level or will that company have sort of a smaller company structure, and will Charter be able to negotiate programming for SpinCo over time? Thanks.

Chris Winfrey - Charter Communications Inc - EVP & CFO

Hi, Phil. So I'll take those. If you take -- I want to guide people to page 13 so we're talking about the same numbers.

So there's the TWC systems that we would be acquiring, that's about 1.4 million subs. We have carve-out EBITDA of $1 billion, which is the point you were making. That's a rather simplistic way, what we've put in the footnote there, taking the Time Warner Cable overall EBITDA for 2014 and split that up on a subscriber basis. We think that will differ under Charter's management, first because we'll have some programming dis-synergies but fully offset, we believe, by the synergies of bringing those together.

The EBITDA, when we look at carve-out EBITDA is fully allocated for all three companies -- when we talk about Charter EBITDA and the swaps, or TWC EBITDA or Comcast EBITDA, for the purpose of carve-out with is the basis for purchase price, it's all fully allocated EBITDA. So everybody involved is going have synergies as it relates to the overhead portion. We'll have different rates as it relates to programming when we bring these systems into our respective consolidation.

On SpinCo, which is a separate matter, SpinCo has, if you look on that same page, 2.5 million customers on carve-out EBITDA we estimate on the same basis, about $2 billion of EBITDA. It will also have programming dis-synergies and it will have fully allocated overhead synergies, we believe, as a result of service by Charter, offset by the management-services fees I discussed before.

If you take a look at the leverage ratios, you can take a look at what our estimate is in terms of the leverages being raised on those in terms of the net synergies and dis-synergies. For SpinCo programming, and overall procurement services is one of the services we'll be providing to SpinCo, and we think that there will be significant benefits for all of our procurement services to SpinCo and we'll work through all the details of that over time.

Philip Cusick - JPMorgan - Analyst

So just I understand, it sounds like SpinCo will have a Charter programming contract structure?

Michael Angelakis - Comcast - Vice Chairman & CFO

I think that's what is actually intended, that part of the services agreement Charter will provide to the extent they can on the programming side.

Philip Cusick - JPMorgan - Analyst

Thanks, Michael.

Operator

This concludes today's conference call. You may now disconnect.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Charter Communications, Inc. (“Charter”), Charter will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Charter that also constitutes a prospectus of Charter, and a definitive proxy statement/prospectus will be mailed to shareholders of Charter. INVESTORS AND

SECURITY HOLDERS OF COMCAST AND CHARTER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Comcast or Charter through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100. Copies of the documents filed with the SEC by Charter will be available free of charge on Charter’s website at charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955.

In addition, in connection with the proposed transaction between Comcast and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the SEC a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Shareholders of Comcast and Time Warner Cable are not being asked to vote on the proposed transaction between Comcast and Charter, and the proposed transaction between Comcast and Time Warner Cable is not contingent upon the proposed transaction between Comcast and Charter.

Comcast, Time Warner Cable, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Time Warner Cable, and Comcast, Charter and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction between Comcast and Charter. Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, and its preliminary proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 11, 2014. Information about the directors and executive officers of Charter is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 27, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus of Comcast and Time Warner Cable filed with the SEC and will be contained in the definitive joint proxy statement/prospectus of Comcast and Time Warner Cable and other relevant materials to be filed with the SEC when they become available, and will also be contained in the preliminary proxy statement/prospectus of Charter when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast and the proposed transaction between Comcast and Charter, including any statements regarding the expected timetable for completing the transactions, benefits and synergies of the transactions, future opportunities for the respective companies and products, and any other statements regarding Comcast’s, Time Warner Cable’s and Charter’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing either of the proposed transactions may not be satisfied; the risk that a regulatory approval that may be required for either of the proposed transactions is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed transactions; the parties’ ability to promptly, efficiently and effectively integrate acquired operations into their own operations; and the diversion of management time on transaction-related issues. Additional information concerning these and other factors can be found in Comcast’s, Time Warner Cable’s and Charter’s respective filings with the SEC, including Comcast’s, Time Warner Cable’s and Charter’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast, Time Warner Cable and Charter assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.